CORRESP

                               COHEN & CZARNIK LLP
                                  140 Broadway
                                   36th Floor
                            New York, New York 10005

STEPHEN J. CZARNIK, ESQ.
Direct Dial:   (212) 232-8323
Fax:           (212) 937-3870


                                                              May 27, 2005


VIA FEDERAL EXPRESS AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: John Reynolds, Assistant Director
                     Office of Emerging Growth Companies

           RE:       SONOMA COLLEGE, INC.
                     REGISTRATION STATEMENT ON FORM SB-2 (REG. NO. 33-120671)

Ladies and Gentlemen:

           On behalf of Sonoma College, Inc., I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "COMMISSION"), dated May 4, 2005, regarding Sonoma College's registration statement on ---------- Form SB-2 (Reg. No. 333-120671), Amendment No. 2, dated March 22, 2005. Amendment No. 3 to the registration statement was transmitted via EDGAR today, May 27, 2005, which includes changes made to the registration statement in response to the staff's comments. I also enclose five
(5) copies of Amendment No. 3 to the registration statement.

           This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response. In addition to our responses to each comment of the Commission, the registration statement has also been revised to: (i) include the financials for the nine month period ended March 31, 2005 and (ii) to increase the amount of shares being registered from 10% of the holdings of each selling shareholder to 20%.

COVER PAGE

           1. WE REPEAT OUR PREVIOUS COMMENT ONE. WE NOTE THAT THERE IS CURRENTLY NO MARKET FOR YOUR COMMON SHARES. GIVEN THIS, PLEASE REVISE YOUR COVER PAGE TO PROVIDE THAT SELLING SECURITY HOLDERS WILL SELL THE COMMON STOCK AT A FIXED PRICE, WHICH IS QUANTIFIED IN YOUR PROSPECTUS, UNTIL YOUR SHARES ARE QUOTED ON THE OTC BULLETIN BOARD (OR OTHER SPECIFIED MARKET) AND THEREAFTER AT PREVAILING MARKET PRICES OR PRIVATELY NEGOTIATED PRICES. SEE ITEM 16 OF SCHEDULE A TO THE SECURITIES ACT OF 1933. PLEASE REMOVE THE TERM "ANTICIPATE."

           We have revised the prospectus accordingly.

           2. THE WORDS "PROSPECTUS" AND "OFFERING" ARE CAPITALIZED THROUGHOUT THE PROSPECTUS. AS APPROPRIATE, PLEASE REVISE SO THAT THE WORDS APPEAR IN LOWER CASE.

           We have revised the prospectus so that the words "prospectus" and "offering" are capitalized are not capitalized.

SUMMARY

           3. PLEASE REMOVE THE PROMOTIONAL STATEMENT "[I]N MANAGEMENT'S OPINION, THIS INTEGRATED PEDAGOGY PROVIDES STATE-OF-THE-ART EDUCATION WITH MULTIPLE LEARNING OPTIONS."

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
May 27, 2005
Page 2 of 11

           We have removed the promotional statement.

           4. WE NOTE THE STATEMENT "[W]HILE WE EXPERIENCED INCREASED REVENUE IN EACH CURRENT PERIOD AS COMPARED TO THE PRECEDING YEAR." PLEASE INCLUDE, IF TRUE, THAT THE COMPANY HAS ALSO EXPERIENCED INCREASED EXPENSES IN EACH CURRENT PERIOD AS COMPARED TO THE PRECEDING YEAR. IF THIS IS NOT TRUE, THE COMPANY SHOULD NOTE THE INCREASE IN EXPENSES DURING RECENT PERIODS.

           We have revised the prospectus accordingly.

           5. PLEASE INCLUDE THE EXPENSES IN THE SUMMARY OF THE INCOME
STATEMENT.

           We have added expenses to the summary of the income statement.

           6. PLEASE INCLUDE A SUMMARY OF THE BALANCE SHEET.

           We have included a summary of the balance sheet.

           7. WE NOTE THAT YOU INDICATE, IN A FOOTNOTE IN THE "OFFERING" SECTION, THAT THE $1.00 PER SHARE PRICE IS ESTIMATED SOLELY FOR THE PURPOSES OF CALCULATING THE REGISTRATION FEE PURSUANT TO RULE 457. PLEASE DELETE THIS STATEMENT AS THE SELLING SECURITY HOLDERS MUST THE COMMON STOCK AT A FIXED PRICE, WHICH IS QUANTIFIED IN YOUR PROSPECTUS, UNTIL YOUR SHARES ARE QUOTED ON THE OTC BULLETIN BOARD (OR OTHER SPECIFIED MARKET).

           We have removed the statement.

RISK FACTORS

           8. PLEASE HIGHLIGHT THE RISK FACTOR SUBHEADINGS THROUGH NUMBERING, BOLD TYPE, UNDERLINING OR IN ANOTHER CLEAR MANNER.

           We have placed the risk factor subheadings in bullet points as the edgar format will not allow us to use bold or underlining.

           9. IT APPEARS THAT RISK FACTOR ONE DISCUSSES TWO RISK FACTORS. THE FIRST RISK FACTOR IS IN REGARDS TO THE COLLEGE COMPLYING WITH FEDERAL REGULATION IN ORDER FOR THE COLLEGE TO PARTICIPATE IN VARIOUS FEDERAL FINANCIAL STUDENT AID PROGRAMS. THE SECOND RISK FACTOR IS IN REGARDS TO THE COLLEGE COMPLYING WITH STANDARDS AND POLICIES IN ORDER FOR THE COLLEGE TO RECEIVE ACCREDITATION. PLEASE REVISE TO SEPARATE RISK FACTOR ONE INTO TWO RISK FACTORS. PLEASE COMBINE THE RISK OF LOSING ITS ACCREDITATION WITH RISK FACTORS NINE.

           We have revised the prospectus accordingly.

           10. IN RISK FACTOR ONE, WE NOTE THE STATEMENT THAT THE COMPANY WILL "UNDERTAKE STEPS TO ATTEMPT TO ASSURE THAT THE STUDENTS ... DO NOT DEFAULT ON PAYMENTS TO ED FUNDED STUDENT LOANS, WHEN THE LOANS ARE FEDERALLY GUARANTEED
...." IN THE BUSINESS SECTION, PLEASE DISCUSS THESE STEPS THAT THAT THE COLLEGE
WILL UNDERTAKE. IF THE COSTS ARE SIGNIFICANT IN UNDERTAKING THESE STEPS, PLEASE ANALYZE AND DISCUSS IN THE MANAGEMENT'S DISCUSSION AND ANALYSIS SECTION.

           We have revised the prospectus accordingly.

           11. PLEASE COMBINE RISK FACTOR ONE WITH RISK FACTORS FIVE, SIX, EIGHT AND TEN.

           We have revised the prospectus accordingly.

           12. IN RISK FACTOR TWO, IT MAY BE HELPFUL FOR AN INVESTOR TO EXPLAIN THE REASONS FOR ME LOSSES AND LIKELINESS FOR THE LOSSES TO CONTINUE IN THE NEAR TERM.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
May 27, 2005
Page 3 of 11

           We have revised the prospectus accordingly.

           13. IN RISK FACTOR THREE, PLEASE REVISE TO AVOID THE GENERIC CONCLUSION YOU REACH IN THE RISK FACTOR NARRATIVE THAT THE RISK WILL ADVERSELY AFFECT YOUR FINANCIAL CONDITION. INSTEAD, REPLACE THIS LANGUAGE WITH SPECIFIC DISCLOSURE OF HOW YOUR BUSINESS AND OPERATIONS WOULD BE AFFECTED. ALSO COMBINE RISK FACTORS THREE AND FOUR.

           We have revised the prospectus accordingly.

           14. WE NOTE IN RISK FACTOR FOUR THAT THE COLLEGE INCLUDES A RISK RELATED TO LEGISLATIVE ACTION REDUCING FINANCIAL AID FUNDING. WE NOTE THAT THE COMPANY STATES THAT "CONGRESS MUST REAUTHORIZE HEA APPROXIMATELY EVERY SIX YEARS." IN THE BUSINESS SECTION, PLEASE INCLUDE THE YEAR IN WHICH THE FUNDING MUST BE REAUTHORIZED BY CONGRESS.

           We have added a disclosure paragraph regarding the current status of the legislation in Congress.

           15.       PLEASE REVISE TO UPDATE RISK FACTOR NUMBER FIVE.

           We have revised the prospectus to update risk factor number five.

           16. WE NOTE THAT THE SEVERAL OF YOUR RISK FACTORS REGARDING THE FEDERAL FINANCIAL STUDENT AID PROGRAMS AND ACCREDITATION ARE LONG AND TECHNICAL. SOME OF THIS INFORMATION COULD BE DISCUSSED IN OTHER PARTS OF THE PROSPECTUS, SUCH AS THE BUSINESS SECTION. FOR EXAMPLE, SEE RISK FACTORS FIVE, SIX, EIGHT, NINE AND TEN. PLEASE REVISE THESE RISK FACTORS ACCORDINGLY.

           We have revised the prospectus accordingly.

           17. PLEASE REVISE THE NARRATIVE AND SUBHEADING OF RISK FACTOR SEVEN AND FIFTEEN TO AVOID THE GENERIC CONCLUSION THAT THE BUSINESS WILL BE HARMED OR ADVERSELY AFFECTED. PLEASE STATE THE SPECIFIC RISK TO THE COLLEGE IF THE RISK MATERIALIZES.

           We have revised the prospectus accordingly.

RISKS RELATED TO THIS OFFERING

           18. PLEASE REVISE THE SUBHEADING IN RISK FACTOR 19, REGARDING ADDITIONAL FUNDING, TO DESCRIBE THE RISK THAT IS DISCUSSED IN THE NARRATIVE. ALSO, PLEASE SEPARATE THE RISK OF DILUTION FROM THE RISK OF NOT RECEIVING ADDITIONAL CAPITAL.

           We have revised the prospectus accordingly.

           19. WE NOTE YOUR RESPONSE TO COMMENT 14. AFTER FURTHER CONSIDERATION IT CONTINUES TO APPEAR TO US THAT THE RISK FACTOR ADDRESSING YOUR NETWORK INFRASTRUCTURE AND COMPUTER SYSTEM AND PENNY STOCK REGULATIONS ARE GENERIC IN NATURE AND EQUALLY APPLICABLE TO SIMILARLY SITUATED BUSINESSES. PLEASE RELOCATE THE DISCLOSURE LATER IN THE PROSPECTUS.

           We have revised the prospectus accordingly.

           20. PLEASE REVISE THE NARRATIVE OF THE LAST RISK FACTOR. THE INFORMATION DESCRIBES THE RISK OF THE PENNY STOCK RULES WHICH IS A SEPARATE RISK FACTOR. PLEASE NOTE THAT SOME OF THIS INFORMATION MAY BE TOO TECHNICAL TO DISCUSS IN THE RISK FACTOR SECTION.

           We have revised the prospectus accordingly.

SELLING SECURITY HOLDERS

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
May 27, 2005
Page 4 of 11

           21. PLEASE RECONCILE THE AMOUNT OF SHARES THAT THE SELLING SHAREHOLDERS ARE OFFERING WITH THE AMOUNT IN THE TABLE. WE NOTE THAT THE TABLE APPEARS TO REFLECT THAT 6,171,647 SHARES ARE BEING OFFERED.

           We have revised the prospectus accordingly. Please note that we have increased the shares being offered to twenty percent of the holdings of the Selling Stockholders from ten percent.

PLAN OF DISTRIBUTION

           22. WE NOTE YOUR USE OF AN IMBEDDED LIST IN THE PLAN OF DISTRIBUTION SECTION. REVISE THE PROSPECTUS TO DELETE THE USE OF ALL IMBEDDED LISTS. RATHER THAN INCLUDE THESE LISTS IN PARAGRAPH FORM, BREAK THEM OUT INTO BULLET POINTS, WITH ONE BULLET POINT FOR EACH ITEM LISTED.

           We have revised the prospectus to delete the use of imbedded lists.

DIRECTORS, EXECUTIVE OFFICERS. PROMOTERS AND CONTROL PERSONS

           23. UNDER THE DESCRIPTION OF THE BUSINESS EXPERIENCE OF MR. WEAVER, PLEASE INCLUDE THE DATES IN WHICH MR. WEAVER HAS SERVED ON THE ACADEMIC COUNCIL AND THE BOARD OF DIRECTORS OF TEST UNIVERSITY. ALSO INCLUDE THE DATES WHEN HE WAS A MEMBER FOR EACH OF THE LISTED CONSULTING GROUPS AND WHEN HE WAS ON THE BOARD OF DIRECTORS OF ASPEN UNIVERSITY AND THE RHODES GROUP. PLEASE EXPLAIN THE STATEMENT "WHICH RESULTED IN HIS BEING IDENTIFIED WITH NUMEROUS NATIONAL, STATE AND LOCAL GOVERNMENT AND PROFESSIONAL ACTIVITIES." PLEASE PROVIDE A REASONABLE BASIS FOR THIS STATEMENT OR REMOVE. PLEASE INCLUDE THE NAMES OF THE ACCREDITING AGENCIES, HIS POSITION AND DATES OF INVOLVEMENT. PLEASE INCLUDE THE DATES WHEN MR. WEAVER SERVED IN BOARD CAPACITY FOR THE ACCREDITING COMMISSION FOR INDEPENDENT COLLEGES AND SCHOOLS AND AS CHAIR FOR VISITING TEAMS.

           We have revised the description of business experience of Mr. Weaver accordingly.

           24. UNDER THE DESCRIPTION OF BUSINESS EXPERIENCE OF MR. KEATS, WE NOTE THE STATEMENT "[I]N THESE POSITIONS, HE HAS WORKED CLOSELY WITH EDUCATIONAL INSTITUTIONS - BOTH PUBLIC AND PRIVATE." PLEASE PROVIDE THE REASONABLE BASIS FOR THIS STATEMENT OR REMOVE.

           We have revised the description of business experience of Mr. Keats accordingly.

           25. UNDER THE DESCRIPTION OF BUSINESS EXPERIENCE OF MR. ROSENTHAL, PLEASE REMOVE THE PROMOTIONAL STATEMENT "MR. ROSENTHAL HAS A BROAD RANGE OF LAW ENFORCEMENT AND HOMELAND SECURITY EXPERTISE" OR PROVIDE A REASONABLE BASIS FOR THE STATEMENT.

           We have removed the statement "Mr. Rosenthal has a broad range of law enforcement and homeland security expertise".

INTERESTS OF NAMED EXPERTS AND COUNSEL

           26. WE NOTE YOUR STATEMENT THAT "[N]O ... 'COUNSEL'... AS DEFINED BY
ITEM 509 OF REGULATION S-B ... WHOSE SERVICES WERE USED IN THE PREPARATION OF THIS FORM SB-2 ... WILL RECEIVE A DIRECT OR INDIRECT INTEREST IN THE COMPANY." WE NOTE THAT COHEN & CZARNIK LLP HOLDS AN INTEREST IN THE COMPANY'S COMMON STOCK. SEE INSTRUCTION 1 TO ITEM 509 OF REGULATION S-B. PLEASE REVISE.

           We have revised the statement "[n]o ... 'Counsel'... as defined by
Item 509 of Regulation S-B ... whose services were used in the preparation of this Form SB-2 ... will receive a direct or indirect interest in the company." to include the share ownership of Cohen & Czarnik LLP.

DESCRIPTION OF BUSINESS

           27. PLEASE BRIEFLY DESCRIBE THE BUSINESS DEVELOPMENT OF THE COMPANY AND INCLUDE

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
May 27, 2005
Page 5 of 11

           WHETHER THE COMPANY INTENDS TO ENTER INTO ANY MERGER OR ACQUISITION. IF SO, PLEASE DESCRIBE. SEE ITEM 101(A) OF REGULATION S-B.

           We have revised the prospectus to state that Sonoma College does not intend to undertake any mergers or acquisitions. Sonoma College intends to expand, in part, through consortium agreements.

INDUSTRY BACKGROUND

           28. UNDER THE SUBHEADING BUDGET LIMITATIONS, WE NOTE THE STATEMENT THAT "[I]N MANAGEMENT'S OPINION, PUBLIC POST-SECONDARY EDUCATION CONTINUES TO STRUGGLE UNDER BUDGETARY CONSTRAINTS DUE TO LIMITED GROWTH IN FEDERAL, STATE AND. LOCAL EDUCATION BUDGETS." PLEASE PROVIDE THE REASONABLE BASIS FOR THE STATEMENT OR REMOVE.

           We have removed the statement "[i]n management's opinion, public post-secondary education continues to struggle under budgetary constraints due to limited growth in federal, state and. local education budgets."

STRATEGY

           29. WE NOTE THAT THE COMPANY PROVIDES A COMPARISON OF STUDENT ENROLLMENT FOR THE FIRST AND SECOND SEMESTERS OF FISCAL '04 TO '03. IF THE INFORMATION IS AVAILABLE, IT MAY BE HELPFUL TO INCLUDE A COMPARISON FOR THE FIRST AND SECOND SEMESTERS OF FISCAL '05 TO '04.

           We have added student count for additional interim periods to the table in the Management Discussion & Analysis under the General caption.

INTERNAL GROWTH STRATEGY

           30. PLEASE EXPLAIN THE STATEMENT WE "[W]E ALSO INTEND TO ACHIEVE ENROLLMENT GROWTH BY IDENTIFYING SUITABLE ACQUISITION OPPORTUNITIES .. ."

We have revised the prospectus to state that Sonoma College does not intend to undertake any mergers or acquisitions. Sonoma College intends to expand, in part, through consortium agreements.

CONSORTIUM AGREEMENTS, BRANCHING, AND ACQUISITION

           31. WE NOTE THE STATEMENT ON PAGE 25 THAT PART OF THE COMPANY'S STRATEGY IS "PURSUING EXTERNAL GROWTH THROUGH THE ACQUISITION OF COMPLIMENTARY BUSINESSES." WE ALSO NOTE THAT THE COMPANY MERGED WITH MW ASIA WHICH "HAD NOT CONDUCTED ANY BUSINESS OF ANY NATURE." IN LIGHT OF THESE DISCLOSURES, PLEASE EXPLAIN THE BUSINESS PURPOSE OF THE COMPANY'S MERGER WITH MW ASIA.

              Sonoma College entered into a transaction with MW Asia with the intent of management at that time to a reverse merger. Subsequently, management's plans to consummate a reverse merger with MW Asia, Inc. were abandoned.

           32. PLEASE NAME THE MAJORITY SHAREHOLDER OF MW ASIA FROM WHICH THE COMPANY ACQUIRED 4,250,000 SHARES OF THE OUTSTANDING STOCK OF MW ASIA.

           We have included Grace Sims as the majority shareholder of MW Asia.

           33. PLEASE NAME THE GROUP IN WHICH THE COMPANY ENTERED INTO AN 18 MONTH FINANCIAL CONSULTING SERVICE AGREEMENT. PLEASE DESCRIBE THE PRINCIPAL TERMS OF THE AGREEMENT, SUCH AS THE SPECIFIC SERVICES THE GROUP WILL PROVIDE REGARDING ACQUISITIONS, FINANCING AND STRATEGIC PLANNING. PLEASE DESCRIBE ANY SPECIFIC FUTURE ACQUISITIONS AND THE STRATEGIC PLAN. PLEASE FILE THE AGREEMENT AS AN EXHIBIT.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
May 27, 2005
Page 6 of 11

           We have revised the prospectus accordingly.

TUITION FEES

           34. WE NOTE A DISCUSSION OF TUITION FEES AS OF NOVEMBER 2004. PLEASE UPDATE THIS DISCUSSION FOR TUITION FEE DATA AS OF DECEMBER 31,2004.

           We have revised the prospectus to discuss tuition fees as of December 31, 2004.

           35. WE NOTE YOUR RESPONSE TO COMMENT 51 THAT YOU DO NOT RECEIVE ANY FEES FROM TEXTBOOK PURCHASES AND YOUR DISCLOSURE THAT STUDENT PURCHASE THEIR TEXTBOOKS FROM THIRD PARTY VENDORS. WE ALSO NOTE YOUR DISCLOSURE IN YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS SECTION THAT YOUR REVENUES ARE DERIVED FROM TEXTBOOK SALES. PLEASE REVISE AS APPROPRIATE.

           We have modified the language in the Management Discussion and Analysis section to clarify that commencing in July 2005, we no longer sell books directly to students.

FACULTY

           36. WE NOTE DISCLOSURE FOR FULL-TIME AND PART-TIME FACULTY AS OF SEPTEMBER 2004. PLEASE UPDATE THIS DISCUSSION FOR FACULTY STATISTICS AS OF DECEMBER 31, 2004.

           We have revised the prospectus to disclose full-time and part-time faculty of December 31, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS GENERAL

           37. THE INTRODUCTION OR OVERVIEW SHOULD PROVIDE A BALANCED DISCUSSION THAT IDENTIFIES THE MOST IMPORTANT THEMES OR OTHER SIGNIFICANT MATTERS WITH WHICH MANAGEMENT IS CONCERNED PRIMARILY IN EVALUATING THE COMPANY'S FINANCIAL CONDITION AND OPERATING RESULTS. GIVEN THAT IN RECENT PERIODS, THE COMPANY HAS HAD INCREASED EXPENSES AND AN OPERATING LOSS, IT WOULD SEEM THAT THE COMPANY SHOULD PROVIDE INSIGHT INTO THESE TRENDS AND UNCERTAINTIES IN THE SHORT AND LONG TERM AS WELL AS THE ACTIONS MANAGEMENT IS TAKING TO ADDRESS THESE CHALLENGES AND RISKS. PLEASE SEE THE COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, RELEASE NOS. 33-8350 (DECEMBER 19,2003) AT HTTP://WWW.SEC.GOV/RULES/INTERP/33-8350.HTM.

           We have added language to add a more balanced presentation of the Sonoma's financial condition, operating results and prospects.

           38. WE NOTE THAT THE COMPANY HAS RECEIVED APPROXIMATELY 67.4% OF REVENUE, ON A CASH BASIS, FROM STUDENT ASSISTANCE FINANCIAL AID PROGRAMS UNDER TITLE IV OF THE HEA. TELL US SUPPLEMENTALLY IF THE ADDITION OF THE CONSORTIUM PROGRAMS HAS MATERIALLY CHANGED THIS PERCENTAGE FOR THE SIX MONTHS ENDED 12/31/04.

           The determination of student aid on a cash basis is required only on an annual fiscal basis. This calculation will be required for the fiscal year ending June 30, 2005. While we have not performed an interim calculation, we do not anticipate that consortium programs receipts will materially alter the ratio. Gross billings related to the consortium program in effect through March 31, 2005 totaled $168,000 representing 12.8% of revenues for the nine months ended March 31, 2005, and thus would not materially distort our ratios in any event.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AS COMPARED TO SIX MONTHS ENDED DECEMBER 31. 2004

REVENUES

           39. WE NOTE THE TABLE UNDER THIS SUBSECTION. PLEASE REVISE TO INCLUDE THE EXPENSES

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
May 27, 2005
Page 7 of 11

AND OPERATING LOSS OR INCOME FOR THESE PERIODS AS SIMILAR TO THE
TABLE PRESENTED IN THE FOLLOWING SECTION THAT COMPARES FISCAL YEARS 2004 AND
2003.

           We have revised the table to conform to the fiscal years' format.

           40. WE NOTE THE DISCLOSURE REGARDING THE PROGRAM REVENUE ARRANGEMENT WITH THE RELATED PARTY COMPANY. PLEASE DESCRIBE THE REVENUE/COSTS ARRANGEMENTS FOR THE COMPANY UNDER THE PROGRAM REVENUE ARRANGEMENT OR ADVISE US WHY THIS DISCLOSURE IS NOT NECESSARY.

           We have revised the prospectus to disclose that items of revenue/costs were allocated by oral agreement on an item by item basis.

NET LOSS

           41. PLEASE EXPLAIN THE INCREASE IN EXPENSES FOR THE RECENT PERIOD IN RELATION TO THE TERMINATION OF THE PROGRAM REVENUE ARRANGEMENT. DISCUSS AND ANALYZE THIS TREND OR UNCERTAINTY WITH RESPECT TO ITS EXPECTED IMPACT ON INCOME FROM CONTINUING OPERATIONS.

      We have added a discussion with respect to the costs associated with program revenue as compared to tuition revenue. We do not have specific costs allocable and attributable to program revenue, whereas such identification is possible for specific courses included in tuition income, such as faculty and facilities.

RESULTS OF OPERATIONS FOR THE YEAR ENDED JUNE 30,2004 AS COMPARED TO YEAR ENDED JUNE 30.2003 OPERATING EXPENSES:

INSTRUCTIONAL COST

           42. WE NOTE THE STATEMENT "[W]E GENERALLY INCUR A LOWER RATIO OF
INSTRUCTIONAL COSTS WITH RESPECT TO PROGRAM REVENUE AS COMPARED TO TUITION....
HOWEVER INSTRUCTIONAL COSTS INCREASED..." REVISE TO DISCUSS AND ANALYZE THIS TREND IN INCREASED COSTS WITH RESPECT TO TUITION REVENUE.

           We have added an explanation regarding the increase in instructional costs.

LIQUIDITY AND CAPITAL RESOURCES

           43. IN DISCUSSING THE INCREASE IN ENROLLMENT AND DIRECT TUITION REVENUES, PLEASE DISCUSS AND ANALYZE THE IMPACT THAT THE INCREASE IN EXPENSES WILL HAVE UPON THE COMPANY'S LIQUIDITY.

           Discussion of the impact on results of operations an cash flow of increased expense levels has been added.

           44. PLEASE DISCUSS WHETHER THE COMPANY WILL HAVE TO RAISE CAPITAL IN THE NEXT 12 MONTHS AND, IF YES, DESCRIBE HOW THE COMPANY WILL RAISE SUCH CAPITAL. ALSO DESCRIBE OTHER SOURCES IN WHICH THE COMPANY MAY USE TO MEET ITS CASH REQUIREMENTS.

           Additional discussions regarding cashflow and sources of funding has been added to the narrative.

           45. WE NOTE YOUR STATEMENT THAT "WE BELIEVE THAT CASH FLOWS FROM OPERATIONS FOR THE TWELVE MONTHS ENDING DECEMBER 31, 2005 WILL BE ADEQUATE TO SUPPORT OPERATIONS THROUGH DECEMBER 31, 2005." (EMPHASIS ADDED) PLEASE CORRECT THE TYPOGRAPHICAL ERROR. WE ALSO NOTE THAT YOU HAVE HAD CASH USED IN OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 2004 AND FOR THE YEAR ENDED JUNE 30,2004. REVISE TO PROVIDE THE BASIS FOR YOUR STATEMENT THAT THAT THE CASH FLOWS FROM OPERATIONS WILL SUSTAIN OPERATIONS THROUGH DECEMBER 31, 2005.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
May 27, 2005
Page 8 of 11

           Additional discussions regarding cashflow and sources of funding has been added to the narrative.

           46. WE NOTE THAT THE COMPANY HAS CASH OF $26,571 AS OF DECEMBER 31, 2004. WE ALSO NOTE THAT THE COMPANY WILL HAVE TOTAL OFFERING EXPENSES OF $200,793. PLEASE EXPLAIN HOW THE COMPANY WILL PAY FOR THE OFFERING EXPENSES.

           Substantially all of these expenses have either been incurred and paid or are reflected in accounts payable. Accounts payable at December 31, 2004 includes 93,000 accrued for accounting fees and expenses. To the extent these costs have not yet been incurred, we expect to pay for these expenses as part of normal operations.

REPORTS TO SECURITIES HOLDERS

           47. PLEASE DISCLOSE WHETHER THE COMPANY WILL VOLUNTARILY SEND AN ANNUAL REPORT AND WHETHER THE REPORT WILL INCLUDE AUDITED FINANCIAL STATEMENTS AS REQUIRED BY ITEM 101(C)(L) OF REGULATION S-B.

           We have revised the prospectus accordingly.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

           48. PLEASE REVISE TO INCLUDE DISCLOSURE RELATED TO BOTH THE NOTE PAYABLE - STOCKHOLDER OF $100,000 AND THE ADVANCE TO THE PRESIDENT OF $10,000. BOTH OF THESE AMOUNTS ARE RECORDED ON THE BALANCE SHEET AS OF DECEMBER 31, 2004.

           We have revised the prospectus to include the disclosures related to the note payables of stockholders as well as the advance to our former president.

           49. PLEASE INDICATE THE AMOUNT OF REVENUES FROM HES TO SONOMA FOR THE YEARS ENDED JUNE 30, 2004 AND JUNE 30, 2003. ALSO INDICATE THE AMOUNT OF THE BALANCE THAT WAS SUBSEQUENTLY COLLECTED AS OF OCTOBER 31,2004. BRIEFLY INDICATE WHETHER ANY INTEREST ACCRUED ON THE OUTSTANDING BALANCE.

           We have revised the prospectus accordingly.

           50. PLEASE BRIEFLY DESCRIBE THE NATURE OF THE CONSULTING SERVICES PROVIDED BY TECHNOLOGY EXCHANGE, INC.

           We have revised the prospectus accordingly.

EXECUTIVE COMPENSATION

           51. PLEASE DESCRIBE WHETHER ANY COMPENSATION IS CURRENTLY BEING PAID TO OFFICERS OTHER THAN JOHN STALCUP.

           We have revised the prospectus accordingly.

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30,2004 AND 2003 STATEMENT OF STOCKHOLDERS' EQUITY FOR THE PERIODS. PAGE F-7

           52. PLEASE TELL US SUPPLEMENTALLY WHY THE 750,000 SHARES ISSUED TO 56 SHAREHOLDERS ON SEPTEMBER 21, 2004 IS REFLECTED IN THE STATEMENT OF STOCKHOLDERS' EQUITY FOR THE YEAR ENDED JUNE 30,2004 AND NOT IN THE STATEMENT OF STOCKHOLDERS' EQUITY FOR THE SIX MONTH PERIOD ENDING DECEMBER 31, 2004.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
May 27, 2005
Page 9 of 11


           The transaction with MW Asia occurred in the period ended June 30, 2004 and was given effect as if it occurred in that period. This has the effect of reflecting the correct number of shares outstanding for the entire period.

NOTE 7. STOCKHOLDERS' EQUITY. PAGE F-21

           53. WE NOTED YOUR RESPONSE TO COMMENTS 83 AND 84 IN WHICH YOU INDICATE THAT THE ACQUISITION OF MW ASIA IS NOT CONSIDERED A BUSINESS COMBINATION. PARAGRAPH 9 OF SFAS 141 STATES "A BUSINESS COMBINATION OCCURS WHEN AN ENTITY... ACQUIRES EQUITY INTEREST OF ONE OR MORE OTHER ENTITIES AND OBTAINS CONTROL OVER THAT ENTITY OR ENTITIES." BASED ON THIS GUIDANCE AND THE FACTS DISCLOSED, IT APPEARS THE MW ASIA TRANSACTION WAS A BUSINESS COMBINATION. REVISE TO PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 51 OF SFAS 141. INCLUDE IN THIS REVISION FACTS PREVIOUSLY PROVIDED SUPPLEMENTALLY, SUCH AS "MW ASIA WAS FORMED WITH NO ASSETS OR LIABILITIES AND NEVER CONDUCTED ANY BUSINESS OF ANY KIND."

           The additional disclosures requested has been added to Note 7, included the required additional relevant disclosures required by paragraph 51 of SFAS 141.

GENERAL COMMENTS

           54. PLEASE TELL US SUPPLEMENTALLY WHETHER THE COMPANY'S CONSORTIUM ARRANGEMENTS AND EXISTING COURSE OFFERINGS AT THE PETALUMA AND SAN FRANCISCO CAMPUSES REPRESENT SEPARATE OPERATING SEGMENTS AS DEFINED IN PARAGRAPH 10 OF SFAS 131 AND EXPLAIN MANAGEMENT'S BASIS FOR THIS DETERMINATION. IF THE UNITS DO REPRESENT SEPARATE OPERATING SEGMENTS, PLEASE REVISE TO INCLUDE THE DISCLOSURES REQUIRED BY PARAGRAPHS 25 - 28 OF SFAS 131. ALSO, EXPAND MD&A TO ANALYZE SALES, PROFITABILITY AND THE CASH NEEDS OF EACH SEGMENT. REFER TO SECTION 501.06.A OF THE CODIFICATION OF FINANCIAL REPORTING POLICIES.

           Management believes that the consortium agreements represent business in the same segment in which it currently conducts its business. These arrangements essentially represent additional sales channels through which Sonoma can gain students to which it can offer its current programs and curricula, as well as access related curricula to offer its current students and derive additional revenues.

           FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31,2004 NOTE 3, SUMMARY OF SELECTED SIGNIFICANT ACCOUNTING POLICIES, PAGE F-31

           55. UPON REVIEW OF THE CONSORTIUM AGREEMENT, NET FEES ARE DEFINED AS TUITION FEES RECEIVED, LESS ANY APPLICABLE TAXES, DUTIES, DISCOUNTS, REFUNDS OR CREDITS. THIS DEFINITION APPEARS DIFFERENT THAN THAT DISCLOSED IN NOTES 3 AND 5. PLEASE REVISE TO CLARIFY AND PROVIDE A SUPPLEMENTAL COPY OF THE PROGRAM SPECIFICATION FOR THE MRI TECHNOLOGY OFFERING AT CASA LOMA AS DEFINED IN THE CONSORTIUM AGREEMENT.

           The exhibit to the Casa Loma Agreement, which is signed by the parties, refers specifically to Schedule A as an example of the calculation under the caption "Fee Percentage". The schedule sets forth Online Instruction, Program Director, Clinic Supervisor, etc., and other items as direct reductions of Tuition at Student Fees in order to arrive at the amount to be allocated between the parties.

           56. IN NOTE 5, YOU STATE THE INITIAL FOCUS OF THE CONSORTIUM AGREEMENT WITH CASA WILL BE ON PROVIDING SONOMA'S PROGRAM AT CAMPUSES OPERATED BY CASA. LATER IN THE NOTE, YOU DISCLOSE THAT SONOMA BILLED $60,500 IN GROSS TUITION AND RECOGNIZED $22,360 IN TUITION REVENUE. IN NOTE 3, YOU DISCLOSE THAT IN AGENT PROGRAMS THE CONSORTIUM PARTNER WILL GENERALLY PERFORM ADMINISTRATION, BILLINGS, COLLECTION AND OTHER SERVICES. PLEASE EXPLAIN WHY SONOMA IS PERFORMING THE BILLING ON THIS ARRANGEMENT. REVISE THE DISCLOSURES IN NOTES 3 AND 5 TO CLARIFY.

           The accounting policy description in Note 3 has been modified to be consistent with Note 5 and to correctly state the circumstances of the arrangement. Sonoma College does not perform administration, billings, and collections under the Agent Program where its courses are offered by the

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
May 27, 2005
Page 10 of 11

consortium partner. This has been corrected.

           57. PLEASE REVISE THE DISCLOSURE TO CLARIFY IF SONOMA WILL RECEIVE 60% OF NET FEES IN BOTH THE DIRECT AND AGENT FORMS OF THE CONSORTIUM AGREEMENTS.

           The Casa Loma agreement does not specify the percentage that Sonoma will receive of the net fees under the Agent form of the program. This disclosure has been added to the footnote.

GENERAL COMMENTS

           58. PLEASE REVISE THE FINANCIAL STATEMENTS AND FOOTNOTES FOR THE PERIODS ENDED DECEMBER 31, 2004 AS NECESSARY TO ADDRESS OUR APPLICABLE COMMENTS ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2004.

           We have revised the financial statements and footnotes accordingly.

PART II RECENT SATES OF UNREGISTERED SECURITIES

           59. WE NOTE THE STATEMENT THAT "[A]S OF FEBRUARY 28, 2005, $54,000 IN CASH FOR SUBSCRIPTIONS FOR 625,000 SHARES AMOUNTING TO $75,000 WERE RECEIVED." PLEASE EXPLAIN THIS STATEMENT AND DESCRIBE WHETHER THESE SUBSCRIPTIONS RELATE TO THE OFFERING OF APRIL 12,2004 THROUGH AUGUST 5,2004. PLEASE DISCLOSE WHETHER THE COMPANY HAS RECEIVED ALL OF THE CASH FROM THE OFFERING OF APRIL 12, 2004. WE MAY HAVE FURTHER COMMENTS.

           We have revised the prospectus to state that all stock subscriptions have been received by Sonoma College. These subscriptions relate to the offering of April 12, 2004.

           60. WE DO NOT UNDERSTAND YOUR STATEMENT THAT THERE WAS NO GENERAL SOLICITATION OR ADVERTISING IN THE SEPTEMBER 1, 2004 OFFERING TO 56 SHAREHOLDERS OF MW ASIA, INC. PLEASE REVISE YOUR RESPONSE TO DISCLOSE THE FACTS THAT SUPPORT YOUR CONCLUSION THAT NO GENERAL SOLICITATION OR ADVERTISING OCCURRED. WE MAY HAVE FURTHER COMMENT.

           We have revised the prospectus to state that the merger and issuance of shares pursuant to the merger with MW Asia was approved by consent of the majority shareholder of MW Asia pursuant to state law. Thus no general solicitation or advertising occurred.

           61. IN REGARD TO THE SHARES ISSUED IN CONNECTION WITH THE MERGER, PLEASE INCLUDE THE DOLLAR AMOUNT OF THE OFFERING. NOTE THAT IN THE CURRENT OFFERING, THE SHARES ARE BEING OFFERED AT $1.00 PER SHARE.

           We have revised the prospectus to include that the shares issued in connection with the merger were valued at $0.022 per share or $16,500 in the aggregate.

           62. PLEASE NOTE THAT UNDER RULE 504 OF REGULATION D, THE AGGREGATE OFFERING PRICE FOR AN OFFERING OF SECURITIES SHALL NOT EXCEED $1,000,000 DURING A 12 MONTH PERIOD. SEE RULE504(B)(2) OF REGULATION D OF THE SECURITIES ACT. FOR EACH OF THE TRANSACTIONS, PLEASE EXPLAIN HOW THE COMPANY COMPLIES WITH THIS PROVISION OF RULE 504.

           We have revised the prospectus to include how each transaction complies with Rule 504, separately and collectively.

           63. THE FILING OF THE COMPANY'S OFFERING STATEMENT ON NOVEMBER 22, 2004 CONSTITUTES A GENERAL SOLICITATION OF THE COMMON STOCK. WE NOTE THAT YOU AGREED TO ISSUE 156,250 SHARES TO MYRON LANDIN ON DECEMBER 15, 2004. NEITHER THE
SECTION 4(2) NOR RULE 504 OF REGULATION D PROVIDE FOR ANY FORM OF GENERAL SOLICITATION OR ADVERTISING TO MARKET THE SECURITIES. PROVIDE US WITH THE LEGAL AND FACTUAL BASIS UNDERLYING THE EXEMPTION FROM REGISTRATION CLAIMED FOR THE ISSUANCE OF THESE SECURITIES. WE MAY HAVE FURTHER COMMENT.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
May 27, 2005
Page 11 of 11

           We have revised the prospectus to include how each transaction complies with Rule 504, separately and collectively. The issuance of share to Mr. Landon was in exchange for services rendered to the company and not pursuant to the offering statement of Sonoma College.

           We would very much appreciate your prompt review of Amendment No. 3 and our responses to your comment letter. We will inquire via telephone with respect to a request for acceleration pursuant to Rules 460 and 461. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.




                                                              With kind regards,


                                                             /s/





cc:        Mr. Charles D. Newman, President
           Sonoma College, Inc.
           1304 South Point Blvd.
           Suite 280
           Petaluma, CA 94954